

PILGRIM'S PRIDE CORPORATION REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER OF FISCAL 2008

PITTSBURG, Texas, January 29, 2008 – Pilgrim's Pride Corporation (NYSE: PPC) today reported a net loss of $32.3 million, or $0.49 per share, on net sales of $2.09 billion for the first fiscal quarter ended December 29, 2007, compared to a pro forma net loss of $42.9 million, or $0.64 per share, on pro forma net sales of $1.86 billion in the same period last year. The pro forma amounts assume the acquisition of Gold Kist Inc., which closed on December 27, 2006, was completed on September 30, 2006, and included in the operating results for the quarter. The results for the first quarter of fiscal 2008 include a non-recurring income tax charge of approximately $13.0 million, or $0.20 per share, related to an adjustment in deferred taxes as a result of a newly enacted tax law in Mexico. For the first quarter of fiscal 2007, the company reported a net loss of $8.7 million, or $0.13 per share, on total sales of $1.34 billion.

"Our results in the first quarter of fiscal 2008 reflect the significant challenge posed by higher feed-ingredient costs, which have climbed sharply over the past few months and currently show no signs of abating in 2008," said Ken Pilgrim, chairman and interim president of Pilgrim's Pride. "Our feed-ingredient costs for the quarter, on a pro forma basis, rose 24%, or $157 million, when compared to the same period a year ago. Those cost increases – when coupled with labor shortages, higher production, freight and fuel costs during the quarter – offset most of the improvements in market pricing and product mix."

He said the company's consumer retail business continued to post good growth as a result of increased penetration of supermarket meat and deli cases and new business from a number of large customers. In addition, export demand remained solid and the company was able to reduce its commodity pounds by upgrading product into higher-margin, value-added chicken items.

Looking ahead, Mr. Pilgrim said that based on the current commodity futures markets, the company's total feed-ingredient costs for fiscal 2008 would be up more than $700 million from last fiscal year. Mr. Pilgrim said he believes that surging feed costs make it unlikely that the U.S. chicken industry in 2008 will grow at the 3% rate projected by the U.S. Department of Agriculture last fall.

"Given the unprecedented run-up in feed-ingredient costs, we believe the industry will have to take a much closer look at production levels for 2008 and that overall production is not likely to grow at the rate previously projected by the USDA. We will continue to closely monitor industry fundamentals and take whatever actions we feel are necessary to better balance our supply and demand and to position our company for sustained, profitable growth," said Mr. Pilgrim.

Conference Call Information
A conference call to discuss the Company's first-quarter results will be held at 10 a.m. Central (11 a.m. Eastern) on January 29, 2008. To listen live via telephone, call toll-free 877-656-8906, verbal pass code Pilgrim's. The call also will be broadcast live over the Internet at http://www.videonewswire.com/event.asp?id=44923. (Please copy and paste the link into the browser.)

Additionally, the Company has posted a slide presentation on its website at http://www.pilgrimspride.com, which may be viewed by listeners in connection with today's conference call. The webcast will be available for replay within approximately two hours of the conclusion of the call. A telephone replay will be available beginning at approximately 2 p.m. (Central) on January 29 through February 5, 2008, at toll-free 877-919-4059 pass code 43593431.

About Pilgrim's Pride

Pilgrim's Pride Corporation is the largest chicken company in the United States and Puerto Rico and the second-largest in Mexico. Pilgrim's Pride employs approximately 55,000 people and operates 37 chicken processing and 12 prepared-foods facilities, with major operations in Texas, Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico as well as other facilities in Arizona, Iowa, Mississippi, Ohio and Utah.

Pilgrim's Pride products are sold to foodservice, retail and frozen entree customers. The Company's primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim's Pride Corporation and its management, including as to the expected benefits and synergies associated with the acquisition of Gold Kist and changes in pricing, demand and market conditions for chicken products and profitability, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has previously and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; management of our cash resources, particularly in light of our substantial leverage; restrictions imposed by, and as a result of, our substantial leverage; changes in laws or regulations affecting our operations or the application thereof; new immigration legislation or increased enforcement efforts in connection with existing immigration legislation that cause our costs of doing business to increase, cause us to change the way in which we do business, or otherwise disrupt our operations; competitive factors and pricing pressures or the loss of one or more of our largest customers; inability to consummate, or effectively integrate, any acquisition, including integrating our recent acquisition of Gold Kist, or realize the associated cost savings and operating synergies currently anticipated; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; disruptions in international markets and distribution channels; and the impact of uncertainties of litigation as well as other risks described under "Risk Factors" in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim's Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Gary Rhodes
           Vice President, Corporate Communications & Investor Relations
           (903) 434-1495

PILGRIM'S PRIDE CORPORATION
Consolidated Statements of Operations
(Unaudited)
[In thousands, except share and per share data]

Three Months Ended	December 29, 2007	December 30, 2006
Net sales	$ 2,093,211	$ 1,337,132
Cost of sales	1,985,455	1,271,606
Gross profit	107,756	65,526
Selling, general and administrative	105,347	68,432
Operating income (loss)	2,409	(2,906)
Other expense (income):		
Interest expense	30,335	13,914
Interest income	(508)	(1,309)
Currency exchange (gain) loss	(61)	1,504
Miscellaneous, net	(2,802)	(2,515)
Total other expenses, net	26,964	11,594
Loss before income taxes	(24,555)	(14,500)
Income tax expense (benefit)	7,774	(5,764)
Net loss	$ (32,329)	$ (8,736)
Net loss per common share		
-basic and diluted	$ (0.49)	$ (0.13)
Dividends declared per common share	$ 0.0225	$ 0.0225
Weighted average shares outstanding	66,555,733	66,555,733

PILGRIM'S PRIDE CORPORATION
Pro forma Financial Information
(Unaudited)
(In thousands except per share amounts)

The unaudited pro forma financial information has been presented as if the acquisition of Gold Kist Inc. had occurred as of the beginning of the fiscal year presented.

Three Months Ended		December 30, 2006
		(Pro forma)
Net sales	$	1,864,942
Depreciation and amortization	$	57,919
Operating loss	$	(33,456)
Interest expense, net	$	38,426
Income tax benefit	$	(26,514)
Net loss	$	(42,919)
Net loss per common share	$	(0.64)
EBITDA	$	25,710
Capital expenditures	$	52,092

PILGRIM'S PRIDE CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)
[In thousands]

	December 29, 2007	September 29, 2007
ASSETS		
Cash and cash equivalents	$ 94,662	$ 66,168
Investments in available-for-sale securities	8,813	8,153
Other current assets	1,262,521	1,210,013
Total current assets	1,365,996	1,284,334
Goodwill	499,669	505,166
Other assets	135,337	138,546
Investments in available-for-sale securities	45,896	46,035
Property, plant and equipment, net	1,789,814	1,800,155
Total assets	$ 3,836,712	$ 3,774,236
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable to banks	$ 86,500	$ —
Current maturities of long-term debt	2,884	2,872
Other current liabilities	922,783	902,330
Total current liabilities	1,012,167	905,202
Long-term debt, less current maturities	1,317,562	1,318,558
Deferred income taxes	312,984	326,570
Other long-term liabilities	55,771	51,685
Total stockholders' equity	1,138,228	1,172,221
Total liabilities and stockholders' equity	$ 3,836,712	$ 3,774,236

PILGRIM'S PRIDE CORPORATION
Selected Financial Information
(Unaudited)
(In thousands)

Note: "EBITDA" is defined as the sum of the net income (loss) plus interest, taxes, depreciation and amortization. EBITDA is presented because it is used by us, and we believe it is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of Generally Accepted Accounting Principles (GAAP) results, to compare the performance of companies. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. EBITDA is calculated as follows:

Three Months Ended	December 29, 2007 Actual	December 30, 2006 Actual	December 30, 2006 Pro forma
Net loss	$ (32,329)	$ (8,736)	$ (42,919)
Add:			
Income tax expense (benefit)	7,774	(5,764)	(26,514)
Interest expense, net	29,827	12,605	38,426
Depreciation and amortization	55,923	32,697	57,919
Minus:			
Amortization of capitalized financing costs	1,044	705	1,202
EBITDA	$ 60,151	$ 30,097	$ 25,710
Capital expenditures	$ 42,684	$ 39,350	$ 52,092